Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy shareholders approve all resolutions at Annual Meeting

Calgary, Alberta (May 4, 2010) — Suncor Energy Inc. today held its Annual Meeting of Shareholders in Calgary. The meeting was attended by approximately 200 people. A total of approximately 1.09 billion shares (approximately 70% of outstanding common shares) were represented in person or by proxy.

During the regular business proceedings at the meeting, shareholders approved the following resolutions:

1.               The appointment of PricewaterhouseCoopers LLP as Suncor’s auditors.

2.               The appointment of 14 board members (13 of which are independent), with shares represented voting in favour of individual directors as follows:

Mel E. Benson	87.57%
Brian A. Canfield	99.63%
Dominic D’Alessandro	99.85%
John T. Ferguson	99.48%
W. Douglas Ford	97.47%
Richard L. (Rick) George	99.73%
Paul Haseldonckx	99.75%
John R. Huff	97.47%
Jacques Lamarre	99.66%
Brian F. MacNeill	99.11%
Maureen McCaw	99.55%
Michael W. O’Brien	99.60%
James W. Simpson	99.55%
Eira M. Thomas	94.94%

Note: The biographies of Board members and further details about Suncor’s corporate governance practices are available on www.suncor.com.

The text of remarks by Rick George, Suncor’s president and chief executive officer, and Bart Demosky, Suncor’s chief financial officer, are available in the newsroom section of www.suncor.com. An archive of the video webcast of the meeting will be available for the next 90 days at www.suncor.com/webcasts.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

Suncor Energy Inc.
P.O. Box 38, 112 4 Avenue S.W., Calgary, Alberta T2P 2V5
Website: www.suncor.com

Investor inquiries:          Helen Kelly 403-693-2048

Media inquiries:             403-920-8332